

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2019

Howard R. Curd
Chief Executive Officer
Uniroyal Global Engineered Products, Inc.
1800 2nd Street, Suite 970
Sarasota, Florida 34236

> **Re: Uniroyal Global Engineered Products, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 16, 2019**
> **File No. 000-50081**

Dear Mr. Curd:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Consumer Products